UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                             EXE TECHNOLOGIES, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    301504601
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                                 (CUSIP Number)

     Kirk Isaacson, Senior Vice                      with a copy to:
        President & General Counsel                  Robert G. Minion, Esq.
     SSA Global Technologies, Inc.                   Lowenstein Sandler PC
     500 West Madison, Suite 1600                    65 Livingston Avenue
     Chicago, Illinois  60661                        Roseland, New Jersey  07068
     (312) 258-6231                                  (973) 597-2424
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 15, 2003
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.     301504601
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  1)   Names of Reporting Persons.  I.R.S. Identification Nos. of  above persons
       (entities only):

              SSA Global Technologies, Inc. (I.R.S. No. 84-1542338)
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  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                    Not
             (b)                 Applicable
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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):  WC, OO
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  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
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  6)   Citizenship or Place of Organization:    Delaware
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        Number of                      7) Sole Voting Power:                 *
                                          --------------------------------------
        Shares Beneficially            8) Shared Voting Power:        451,071*
                                          --------------------------------------
        Owned by
        Each Reporting                 9) Sole Dispositive Power:            *
                                          --------------------------------------
        Person With                   10) Shared Dispositive Power:   451,071*
                                          --------------------------------------
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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                    451,071*
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  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
       Instructions):      Not Applicable
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  13)  Percent of Class Represented by Amount in Row (11):     6.7%*
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  14)  Type of Reporting Person (See Instructions):      CO
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*    Neither the  filing  of this  Schedule 13D  Amendment  No. 1 nor any of its contents shall be deemed to constitute an admission by SSA Global Technologies, Inc. or any other person that it is the beneficial owner of any of the common stock of EXE Technologies, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. This Schedule 13D Amendment No. 1 is being filed solely to reflect a technical correction to the Voting Agreement, dated as of August 15, 2003, by and among SSA Global Technologies, Inc., EXE Technologies, Inc. and certain other parties identified therein, as more particularly set forth in the Letter Agreement attached as
Exhibit 1 to Item 7 of this Schedule 13D Amendment No. 1.

THIS SCHEDULE 13D AMENDMENT NO. 1 IS BEING FILED SOLELY TO REFLECT A TECHNICAL CORRECTION TO THE VOTING AGREEMENT, DATED AS OF AUGUST 15, 2003, BY AND AMONG SSA GLOBAL TECHNOLOGIES, INC., EXE TECHNOLOGIES, INC. AND CERTAIN OTHER PARTIES IDENTIFIED THEREIN, AS MORE PARTICULARLY SET FORTH IN THE LETTER AGREEMENT ATTACHED AS EXHIBIT 1 TO ITEM 7 OF THIS SCHEDULE 13D AMENDMENT NO. 1.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Pursuant to an Agreement and Plan of Merger, dated as of August 15, 2003, by and among SSA, Rush Merger Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary of SSA (the "Merger Sub"), and the Company (the "Merger Agreement"), SSA, the Merger Sub, the Company and certain stockholders of the Company (collectively, the "Stockholders") entered into certain Voting Agreements, each dated as of August 15, 2003 (collectively, the "Voting Agreements"). As a result of the terms of the Merger Agreement and the Voting Agreements, SSA may be deemed to be the beneficial owner of 451,071 Shares.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information provided by the Company, there were 6,665,681 Shares issued and outstanding as of August 15, 2003. As a result of the provisions set forth in the Voting Agreements with respect to the 451,071 Shares which are the subject of the Voting Agreements, SSA may be deemed to have certain shared power to vote and direct the disposition of such 451,071 Shares. Thus, as of August 15, 2003, for the purposes of Reg. Section 240.13d-3, SSA may be deemed to beneficially own 451,071 Shares, or 6.7% of the Shares deemed issued and outstanding as of that date.

          Neither the filing of this Schedule 13D Amendment No. 1 nor any of its contents shall be deemed to constitute an admission by SSA or any other person that it is the beneficial owner of any of the Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

          Based upon information provided by the persons named below, as of August 15, 2003, General Atlantic Partners 41, L.P. ("GAP 41"), General Atlantic Partners 57, L.P. ("GAP 57"), GAP Coinvestment Partners, L.P. ("GAPCO") and GAP Coinvestment Partners II, L.P. ("GAPCO II" and, together with GAP 41, GAP 57 and GAPCO, the "GAP Investment Partnerships") own in the aggregate 2,003,934 Shares, or approximately 30.1% of the Shares deemed issued and outstanding as of that date. In addition, General Atlantic Partners 76, L.P. ("GAP 76"), GAPCO II, GapStar, LLC ("GapStar") and GAPCO GmbH & Co. KG ("GAPCO KG" and, together with GAP 76, GAPCO II and GapStar, the "GAP SSA Investment Entities") own 25% of SSA's outstanding capital stock, as further described in Schedule A to the

Schedule 13D amended by this Schedule 13D  Amendment  No. 1. The GAP  Investment
Partnerships and the GAP SSA Investment Entities are affiliated investment entities and are under common control.

          Except as described in this Schedule 13D Amendment No. 1 and as otherwise described in the Schedule 13D with respect to the Company filed on July 1, 2002 by General Atlantic Partners, LLC ("GAP LLC") and the GAP Investment Partnerships, to the knowledge of SSA, no other Shares are owned, beneficially or otherwise, by the persons or entities listed on Schedule A to the Schedule 13D amended by this Schedule 13D Amendment No. 1.

          Neither SSA, nor to the knowledge of SSA any person or entity named on Schedule A to the Schedule 13D amended by this Schedule 13D Amendment No. 1, has effected any transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, during the sixty days prior to August 15, 2003.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          1. Letter Agreement, dated as of September 11, 2003, by and among SSA Global Technologies, Inc., EXE Technologies, Inc. and certain other parties identified therein.

                                    Signature
                                    ---------

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  September 12, 2003


                                  SSA GLOBAL TECHNOLOGIES, INC.


                              By: /s/Kirk Isaacson
                                  ---------------------------------------
                                  Name:  Kirk Isaacson
                                  Title: Senior Vice President & General Counsel


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001).

                               September 11, 2003


Via Facsimile - (416) 221-0994 / (214) 775-0913
-----------------------------------------------


SSA Global Technologies, Inc.
Rush Merger Subsidiary, Inc.
Attn:  Shelley R. Isenberg
110 Sheppard Avenue East, Suite 701
Toronto, Canada M2N 6Y8

EXE Technologies, Inc.
Attn:  Kenneth R. Vines
8787 Stemmons Freeway
Dallas, Texas 75247

         Re:      Ray Hood Voting Agreement
                  -------------------------

Gentlemen:

          Reference is made to that certain voting agreement (the "Agreement") dated as of August 15, 2003 by and among SSA Global Technologies, Inc., Rush Merger Subsidiary, Inc., Ray Hood, and EXE Technologies, Inc., a Delaware corporation. Capitalized terms used but not defined herein have the meaning given to them in the Agreement. Section 1(c) of the Agreement is hereby amended and restated in its entirety as follows: "(c) 'Existing Shares' means an aggregate of 340,214 shares of the Company Common Stock Beneficially Owned by the Stockholder as of the date hereof." Schedule 1 to the Agreement is hereby amended to state that Stockholder is the sole record and Beneficial Owner of (i) 297,357 shares of the Company Common Stock and (ii) options to purchase 42,857 shares of the Company Common Stock. Except as amended hereby, each provision of the Agreement shall remain in full force and effect. This letter agreement may be executed simultaneously in two or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together shall constitute one and the same agreement. This letter agreement shall be governed by the laws of the State of Delaware.


                                                  Sincerely,

                                                  /s/ Raymond R. Hood


Accepted and agreed as of the date first written above:

EXE TECHNOLOGIES, INC.

By:  /s/ Kenneth R. Vines
   -----------------------------------------
Name:    Kenneth R. Vines
Title:   Chief Financial Officer

SSA GLOBAL TECHNOLOGIES, INC.

By:  /s/ Shelley Isenberg
   -----------------------------------------
Name:    Shelley Isenberg
Title:   Senior Vice President

RUSH MERGER SUBSIDIARY, INC.

By:  /s/ Shelley Isenberg
   -----------------------------------------
Name:    Shelley R. Isenberg
Title:   Senior Vice President